SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated March 16, 2007.

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex”)

18 King St. East, Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

March 15, 2007

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on March 15, 2007.

Item 4	Summary of Material Change

Crystallex announced on March 15, 2007 the appointment of Mr. Hemdat Sawh as the Chief Financial Officer of Crystallex.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see the news release dated March 15, 2007 attached hereto as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Dan Hamilton

Chief Financial Officer

Telephone: 416.777.7329

Item 9	Date of Report

March 16, 2007

CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Dan Hamilton
Dan Hamilton
Chief Financial Officer

Schedule “A”

For Immediate Release	March 15, 2007

RM: 4 - 07

Crystallex to appoint Hemdat Sawh as CFO

TORONTO, ONTARIO, March 15, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that Hemdat Sawh, M.B.A., C.A., B.Sc.(Geology), has accepted the position as Chief Financial Officer of the Company effective upon the departure of Dan Hamilton. Mr. Hamilton’s role and responsibilities as Crystallex CFO will end on March 31, 2007 following the completion of the Company’s 2006 year end audit and regulatory filings. Mr. Hamilton has agreed to provide consulting and transition services to Crystallex during April 2007.

Hemdat Sawh is a Chartered Accountant, and holds an MBA degree in Accounting from York University, a Bachelor of Science degree in Geology from Concordia University and a Graduate Diploma in Geology from McGill University. Mr Sawh has over 16 years of accounting and auditing experience at Grant Thornton LLP, culminating in the position of Principal, where he acted as lead supervisor for auditing teams of businesses with a concentration in publicly-listed mining companies. Most recently Mr. Sawh served as CFO for Goldbelt Resources Ltd.

Gordon Thompson, President and CEO of Crystallex commented that, “We are very pleased Mr. Sawh is joining the Crystallex team as Chief Financial Officer and I look forward to his guidance and the experience he brings to the Company as we move the Las Cristinas project, one of the largest undeveloped gold projects in the world, to commercial production.” Mr. Thompson also commented, “I’d like to take the opportunity to thank Dan Hamilton for his contribution to the success of the Company and the time and effort he devoted during his three and a half years with Crystallex. We wish him well.”

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

INVESTOR RELATIONS CONTACT: RICHARD MARSHALL, VP AT (800) 738-1577

VISIT US ON THE INTERNET: HTTP://WWW.CRYSTALLEX.COM OR EMAIL US AT: INFO@CRYSTALLEX.COM

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	March 16, 2007	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer